Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
Year Ended August 31, 2005

		Percent
Name	Incorporation	Owned
Penford Corporation	Washington

Penford Products Co.	Delaware	100%

Penford Holdings Pty. Limited	New South Wales, Australia	100%

Penford Australia Limited	New South Wales, Australia	100%

Penford New Zealand Ltd.	New Zealand	100%

Penford Export Corporation	U.S. Virgin Islands	100%